UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Growing value and positioning for the future Full year ended 30 June 2021 Mike Henry Chief Executive Officer Jansen

Disclaimer The information in this presentation is current as at 17 August 2021. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the year ended 30 June 2021. Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this release are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2021 compared with the year ended 30 June 2020; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards; copper equivalent production based on 2021 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 27. Alternative performance measures We use various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 62 – 77 of the BHP Results for the year ended 30 June 2021. No offer of securities Nothing in this presentation should be construed as either an offeror a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organization’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report and Form 20-F. Those terms do not include non-operated assets. This presentation includes references to BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture operated by BHP (referred to as ‘operated assets’ or ‘operations’) during the period from 1 July 2020 to 30 June 2021. Our functions are also included. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Financial results 17 August 2021 2Disclaimer The information in this presentation is current as at 17 August 2021. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the year ended 30 June 2021. Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this release are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the year ended 30 June 2021 compared with the year ended 30 June 2020; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards; copper equivalent production based on 2021 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 27. Alternative performance measures We use various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 62 – 77 of the BHP Results for the year ended 30 June 2021. No offer of securities Nothing in this presentation should be construed as either an offeror a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organization’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report and Form 20-F. Those terms do not include non-operated assets. This presentation includes references to BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture operated by BHP (referred to as ‘operated assets’ or ‘operations’) during the period from 1 July 2020 to 30 June 2021. Our functions are also included. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Financial results 17 August 2021 2

Financial results Full year ended 30 June 2021 Mike Henry Chief Executive Officer Spence Growth OptionFinancial results Full year ended 30 June 2021 Mike Henry Chief Executive Officer Spence Growth Option

Delivering on our strategy Strong operational performance and intended portfolio changes enhance long-term value Continued operational excellence and project delivery Strong financial results, record FY dividend Jansen grows value and increases future facing commodities exposure Petroleum merger to create a global top 10 independent energy company Unification of corporate structure to make BHP simpler and more agile Financial results 17 August 2021 4Delivering on our strategy Strong operational performance and intended portfolio changes enhance long-term value Continued operational excellence and project delivery Strong financial results, record FY dividend Jansen grows value and increases future facing commodities exposure Petroleum merger to create a global top 10 independent energy company Unification of corporate structure to make BHP simpler and more agile Financial results 17 August 2021 4

FY21 operational highlights

We were safe, more reliable and more productive

Safety	Production	Unit costs
Zero fatalities TRIF[1] ↓ 11% to 3.7 per million hours worked compared to FY20	**Records** WAIO, OD[2], Goonyella, and concentrator throughput at Escondida	**Delivered** FY21 guidance across WAIO, Escondida Petroleum and Queensland Coal

Reliability	Portfolio	Major projects
No major operational disruptions	**Adding options** Jansen sanctioned; exploration advances with new options and JVs	**On time and budget** Spence Growth Option, South Flank, Ruby and Atlantis Phase 3

Notes: TRIF – Total Recordable Injury Frequency; WAIO – Western Australia Iron Ore; OD – Olympic Dam

Financial results
17 August 2021
5
BHP

FY21 financial highlights

A strong set of results enables higher shareholder returns

Earnings	EBITDA margin	Free cash flow
US$37.4 bn Underlying EBITDA ↑ 69%	64% ↑ 11% points	US$19.4 bn ↑ 140%

Net debt	Shareholder returns	ROCE
US$4.1 bn ↓ 66%	200 US cps Final dividend determined, payout ratio of 92%	32.5% ↑ 15.6% points

Note: All comparisons are against FY20. Net debt excludes vessel lease contracts that are priced with reference to a freight index.

Financial results
17 August 2021
6
BHP

FY21 social value highlights

We have made significant progress across our social value goals and targets

Operational emissions

On track

to reduce GHG emissions by at least 30% by FY30[3]

Inclusion and diversity

29.8%

female representation across Group
↑ 69% compared to FY16[4]

Social investment

US$175 m

including a US$50 million donation to the BHP Foundation

Value chain emissions

Partnerships

to support our 2030 Scope 3 goals[5]

Local procurement

7 day

payment terms for small, local and Indigenous suppliers[6]

Freshwater withdrawals

↓ 27%

from FY17 baseline[7], ahead of our FY22 target reduction of 15%

Financial results
17 August 2021

7

BHP

Financial results Full year ended 30 June 2021 David Lamont Chief Financial Officer BMAFinancial results Full year ended 30 June 2021 David Lamont Chief Financial Officer BMA

Financial performance

Operational excellence supported EBITDA margin of 64%, ROCE to 32.5%, record dividend and strong earnings per share

Summary income statement (US$ billion)	FY21	% change
Underlying EBITDA	37.4	↑ 69%
Underlying EBITDA margin	64%	
Underlying EBIT	30.3	↑ 91%
Adjusted effective tax rate[8]	34.1%	
Adjusted effective tax rate incl. royalties[8]	40.7%	
Underlying attributable profit	17.1	↑ 88%
Net exceptional items	(5.8)	
Attributable profit	11.3	
Underlying basic earnings per share	337.7 US cps	↑ 88%
Dividend per share	301 US cps	↑ 151%



Strong earnings delivery
(US cents per share)
(Index, FY16=100)
250
200
150
100
50
0
200
100
0
FY16
FY17
FY18
FY19
FY20
FY21
Underlying basic EPS (H1)
Underlying basic EPS (H2)
Revenue (RHS)

Note: Presented on a total operations basis.

Financial results
17 August 2021
9
BHP

Segment performance Delivered on our production and cost guidance. We are systematically unlocking even greater performance from our assets 10 Iron Ore Copper Petroleum Metallurgical Coal EBITDA: US$26.3 bn US$8.5 bn US$2.3 bn US$593 m EBITDA margin: 77%“ 7% points 62%“ 17% points 58%“ 3% points 14%” 22% points WAIO Escondida Petroleum Queensland Coal (US$/t) (US$/lb) (US$/boe) (US$/t) 9 Unit cost : 14.82 1.00 10.83 81.81 Achieved guidance:üüü ü 9 ü Represents unit costs for FY21 that were within or better than the guidance range at guidance exchange rates . Financial results 17 August 2021 10Segment performance Delivered on our production and cost guidance. We are systematically unlocking even greater performance from our assets 10 Iron Ore Copper Petroleum Metallurgical Coal EBITDA: US$26.3 bn US$8.5 bn US$2.3 bn US$593 m EBITDA margin: 77%“ 7% points 62%“ 17% points 58%“ 3% points 14%” 22% points WAIO Escondida Petroleum Queensland Coal (US$/t) (US$/lb) (US$/boe) (US$/t) 9 Unit cost : 14.82 1.00 10.83 81.81 Achieved guidance:üüü ü 9 ü Represents unit costs for FY21 that were within or better than the guidance range at guidance exchange rates . Financial results 17 August 2021 10

Continued capital allocation discipline

We generated record free cash flow. Our balance sheet is strong

FY21

Operating productivity	Capital productivity

Net operating cash flow — US$27.2 bn

Item	Amount
Maintenance capital	US$2.3 bn
Strong balance sheet	✓
Minimum 50% payout ratio dividend	US$5.0 bn

Excess cash — US$17.6 bn → *Includes net cash outflow of US$2.3 bn*

Balance sheet	Additional dividends[11]	Buy-backs	Organic development	Acquisitions/ (Divestments)
US$9.4 bn	US$2.9 bn	US$0.0 bn	US$4.8 bn	US$0.5 bn
	H2 FY20 H1 FY21		• US$2.7 bn improvement • US$0.2 bn latent capacity • US$1.4 bn major projects • US$0.5 bn exploration	

Note: Includes total net cash out flow of US$2.3 billion (FY20: US$1.1 billion) which comprises dividends paid to non-controlling interests of US$2.1 billion (FY20: US$1.0 billion); net investment and funding of equity accounted investments of US$0.6 billion (FY20: US$0.6 billion) and an adjustment for exploration expenses of US$(0.4) billion (FY20: US$(0.5) billion) which is classified as organic development in accordance with the Capital Allocation Framework.

Financial results
17 August 2021
11
BHP

Strategic update Full year ended 30 June 2021 South FlankStrategic update Full year ended 30 June 2021 South Flank

Delivering on our objectives Driving BHP to deliver leading financial returns … Delivered Continued progress ü • Enabling our people and investing in capability • Safe, more reliable and more productive operations Operational • Harnessing technology and innovation to bring resource Performance improvement • Continued roll out of the BHP Operating System to market sooner • SGO project, sanction of Jansen S1 • Creation of a global top 10 independent energy company Portfolio • Sale of Cerrejón and Neptune • Process for BMC and NSWEC progressing Increased future facing commodity exposure • Exploration options added • Offer for Noront Resources • Petroleum merger allows for greater allocation of capital • US$38 bn returned to shareholders in last 3 years Capital allocation to future facing commodities or shareholder returns Remaining disciplined • High return projects delivered • Projects with competitive returns and optionality Financial results 17 August 2021 13

Sustainability shapes our approach

Resources are essential for global economic growth and the energy transition

Environmental accountability

Committed to material positive impact in decarbonisation of our sector.

Targeting lower operational emissions: At least 30% by FY30 from FY20 levels[3]; goal of net zero by 2050

Partnering: Decarbonisation pathways for our value chain

Impact investing: Renewable power and desalination

Creating **Social** value

Providing skilled jobs for our people and support for our communities.

Social investment: No less than 1% of pre-tax profit[12]

Indigenous employment: 8% in Australia by end-FY25; 10% in Chile by end-FY26; 20% in Potash by end-FY27

Health and safety: Target fatality elimination (technology and contractor partnerships); support wellbeing (mental health framework)

Leading **Governance** practices

All the while remaining accountable. Our progress will be a key metric for success.

Gender balance: Executive Leadership Team at 50% and Board at 33%; goal to achieve whole-of-company gender balance by 2025

Executive remuneration: Linked to safety, returns and climate targets (where weighting increased in FY21)

Climate change: Non-binding advisory Say on Climate to shareholders at our 2021 AGMs; commitment to deliver new Climate Transition Action Plan (CTAP)

Financial results
17 August 2021
14
BHP

Our portfolio benefits in a decarbonising world Focused on increasing future facing commodity exposure 13 Cumulative demand in the next 30 years compared to the last 30 years (%) 400 1.5°C Scenario Central Energy View Lower Carbon View Climate Crisis 300 200 100 0 14 14 15 15 Nickel Potash Copper Iron ore Metallurgical coal Source: BHP; Vivid Economics. Financial results 17 August 2021 15Our portfolio benefits in a decarbonising world Focused on increasing future facing commodity exposure 13 Cumulative demand in the next 30 years compared to the last 30 years (%) 400 1.5°C Scenario Central Energy View Lower Carbon View Climate Crisis 300 200 100 0 14 14 15 15 Nickel Potash Copper Iron ore Metallurgical coal Source: BHP; Vivid Economics. Financial results 17 August 2021 15

Sector leading assets across our commodities

We are actively managing our portfolio for long-term value creation

Maximising value

Iron ore
Lowest cost iron ore major globally[16], with improved product quality

Metallurgical coal
World class resource with a high quality product

Increasing exposure to future facing commodities

Copper
Growth at some of the largest[17], most sustainable copper mines globally

Nickel
Options to grow from the second largest nickel sulphide resource globally

Potash
Developing a high margin asset with embedded optionality

Petroleum
Creation of a global top 10 independent energy company

Energy & lower quality met coal
Sale of Cerrejón
Process for BMC and NSWEC progressing

Exploration
Adding potential growth options across our commodities

Financial results
17 August 2021
16

BHP

Jansen is a top tier asset in a future facing commodity

Significant resource base gives us exposure to potash's attractive long term, differentiated fundamentals

Potash market has highly attractive characteristics

Transitioning towards inducement pricing ✓



Large market size ✓



Differentiated demand drivers ✓



Value creation; Return potential ✓



Value is enhanced in a Paris-aligned world ✓

6+ Bt resource in world's best potash basin


Mine
BHP
Nutrien
Mosaic
K+S
Other Companies
Jansen Shaft

- A large-scale, high grade resource which supports ~100 year operation
- Full life of mine plan already optimised based on 3D seismic resource interpretation

Financial results
17 August 2021
17
BHP

Modern, high margin, long life and expandable

Jansen S1 is a large, low cost asset that will enter the market at the bottom of the global cost curve

Well defined	Stage 1 investment US$5.7 bn / C$7.5 bn
Large scale production	4.35 Mtpa
Hard-to-replicate design	Across mining system and processing
Low-cost	~US$100/t FOB Vancouver ~US$15/t sustaining capex
Embedded optionality	Potential expansions de-risked by existing shaft capacity

Jansen S1's competitive position against peers
(Average asset age in 2025)



Note: Bubble size represents average asset production in 2025
80
70
60
50
40
30
20
10
0
Europe and Middle East
Canada
CIS
South America
China and Southeast Asia
Clusters of single assets built over time
1st
2nd
3rd
4th
Average asset cost curve position (2025 equivalent CRU) (quartile)
Jansen S1[18]
Peers

Notes:
Figures on this slide refers to Jansen S1; Jansen S1 sustaining capex +/-20% on any given year.
Jansen S1 forecast to be first quartile when it reaches full production. Canada excludes Jansen.

Source: BHP; CRU.

Financial results
17 August 2021
18
BHP

Jansen S1 is resilient with through the cycle returns Margins and returns robust even under short-run marginal cost scenarios EBITDA margin IRR Payback ~70% 12-14% 7 years 19 19 st Underlying EBITDA margin Stage 1 Internal Rate of Return from 1 production Operating Cost Optionality Carbon Emissions Stage 2-4 Low ~US$100/t 20 21 Low capital intensity, higher returning CO Scope 1 and 2 emissions; Scope 3 bottom of the cost curve 2 expansion potential low relative to other fertiliser products Note: Operating costs based on FOB Vancouver. Financial results 17 August 2021 19Jansen S1 is resilient with through the cycle returns Margins and returns robust even under short-run marginal cost scenarios EBITDA margin IRR Payback ~70% 12-14% 7 years 19 19 st Underlying EBITDA margin Stage 1 Internal Rate of Return from 1 production Operating Cost Optionality Carbon Emissions Stage 2-4 Low ~US$100/t 20 21 Low capital intensity, higher returning CO Scope 1 and 2 emissions; Scope 3 bottom of the cost curve 2 expansion potential low relative to other fertiliser products Note: Operating costs based on FOB Vancouver. Financial results 17 August 2021 19

Creating a global top 10 independent energy company Merger provides choice and delivers benefits for BHP shareholders Combination provides BHP Merger delivers a number of shareholders choice benefits for BHP shareholders • Provides shareholders choice to weight exposure between • Greater scale and diversity of geographies, products and end BHP and Petroleum via Woodside markets • Enables shareholders to retain exposure to the attractive • Growth optionality and capacity to phase outlook for Petroleum • Combined experience and proven capabilities • Allows for reallocation of capital towards the rest of the • Shared values towards sustainable operations portfolio and enhanced shareholder returns • Estimated synergies • Financial resilience to fund shareholder returns Financial results 17 August 2021 20Creating a global top 10 independent energy company Merger provides choice and delivers benefits for BHP shareholders Combination provides BHP Merger delivers a number of shareholders choice benefits for BHP shareholders • Provides shareholders choice to weight exposure between • Greater scale and diversity of geographies, products and end BHP and Petroleum via Woodside markets • Enables shareholders to retain exposure to the attractive • Growth optionality and capacity to phase outlook for Petroleum • Combined experience and proven capabilities • Allows for reallocation of capital towards the rest of the • Shared values towards sustainable operations portfolio and enhanced shareholder returns • Estimated synergies • Financial resilience to fund shareholder returns Financial results 17 August 2021 20

Combined business creates significant scale

High-quality, complementary asset portfolios combining high margin oil and long life LNG

Global scale	• Global top 10 independent energy producer and largest on the ASX • Global top 10 LNG producer • Production of ~200 MMboe supported by resilient foundation assets
Diversified, low risk portfolio	• Highly complementary product mix: - High margin oil with attractive upside - Low-cost and long-life LNG • Conventional portfolio primarily in OECD countries • Key exposures in Australia and Gulf of Mexico

Global top 10 independent energy producer[22]
(FY21 production, MMboe)



300
200
100
0
Combined
BHP
Woodside

Diversified product mix
(MMboe production)



Domestic gas
41 MMboe
BHP
Woodside
LNG
93 MMboe
Woodside
BHP
Oil[23]
65 MMboe
BHP
Woodside

Financial results
17 August 2021
21

BHP

Merger creates platform for strong returns A resilient asset base to generate strong returns with significant optionality 24 Strong Balance sheet with low gearing (%, FY21) • Strong balance sheet 100 • Committed to an investment grade credit rating Majors Other independents throughout the investment cycle Financial strength and • Enhanced cash flows to underpin attractive 50 returns franked dividends Combined 12% • Synergies of more than US$400m per annum expected 0 High margin opportunities across a range of growth projects (Bubble size = 2P, 2C) 25 25 Growth Base • Optionality to phase development opportunities • Over 2 Bboe of 2P reserves and 8 Bboe in 2C Bass Calypso 26 Strait APU resources Gas Growth Greater Sangomar Trion Pluto Sunrise • Plan to achieve targeted Scarborough FID in T&T Wheatstone Shenzi Oil optionality Scarborough / Sangomar CY21 Mad Pluto T2 Browse NWS Dog ROD Atlantis Greater • Increased capacity to deliver the energy Bass 27 Pluto Other Shenzi North & Wildling 26 APU Strait transition Bubble size = Canada 100 net MMboe Mad Dog T&T Shenzi Greater NWS Greater Enfield ROD Atlantis Enfield Financial results 17 August 2021 22Merger creates platform for strong returns A resilient asset base to generate strong returns with significant optionality 24 Strong Balance sheet with low gearing (%, FY21) • Strong balance sheet 100 • Committed to an investment grade credit rating Majors Other independents throughout the investment cycle Financial strength and • Enhanced cash flows to underpin attractive 50 returns franked dividends Combined 12% • Synergies of more than US$400m per annum expected 0 High margin opportunities across a range of growth projects (Bubble size = 2P, 2C) 25 25 Growth Base • Optionality to phase development opportunities • Over 2 Bboe of 2P reserves and 8 Bboe in 2C Bass Calypso 26 Strait APU resources Gas Growth Greater Sangomar Trion Pluto Sunrise • Plan to achieve targeted Scarborough FID in T&T Wheatstone Shenzi Oil optionality Scarborough / Sangomar CY21 Mad Pluto T2 Browse NWS Dog ROD Atlantis Greater • Increased capacity to deliver the energy Bass 27 Pluto Other Shenzi North & Wildling 26 APU Strait transition Bubble size = Canada 100 net MMboe Mad Dog T&T Shenzi Greater NWS Greater Enfield ROD Atlantis Enfield Financial results 17 August 2021 22

Unification to drive simplicity and flexibility

Changes to our portfolio mean the time is right to unify

Setting BHP up for the future

- Simplification, a natural extension of initiatives on our portfolio, makes BHP more efficient
- Provides strategic flexibility, certain transactions can be executed more efficiently (including Petroleum separation)
- Creates a single global share for BHP removing complexity of managing the DLC

Right time to unify

Continued reduction in Plc earnings contribution
(%, Underlying EBIT)



50
25
0
FY01[28]
FY21[29]

Significant reduction in unification costs
(US$ bn)



US$1.2 billion reduction
2.0
1.0
0.0
US$400 – 500m
Before[30]
Now

Underlying business unchanged

No change to:

- Underlying assets or operations
- Workforce, executive leadership team and Board
- Cash flow generation
- Dividend policy or ability to frank dividends

Financial results
17 August 2021
23
BHP

Growing value and positioning for the future We will be even better-placed to deliver long-term value and returns Operational excellence Increasing our leverage towards the world’s changing needs Disciplined capital allocation More streamlined and agile Value and returns Financial results 17 August 2021 24Growing value and positioning for the future We will be even better-placed to deliver long-term value and returns Operational excellence Increasing our leverage towards the world’s changing needs Disciplined capital allocation More streamlined and agile Value and returns Financial results 17 August 2021 24

AppendixAppendix

Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Footnotes 1. Slide 5: TRIF – Total Recordable Injury Frequency; being the sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) multiplied by 1 million/actual hours worked by our employees and contractors. Stated in units of per million hours worked. We adopt the US Government’s Occupational Safety and Health Administration Guidelines for the recording. 2. Slide 5: OD achieved both highest annual copper production since the acquisition by BHP in 2005 and the highest annual gold production ever for the operation. 3. Slide 7: From FY20 baseline (15.8 Mt CO2-e), which will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. 4. Slide 7: Female representation in FY16 was 17.6%. 5. Slide 7: 2030 Scope 3 goals to contribute to decarbonisation in our value chain are 1) supporting industry to develop technologies and pathways capable of 30% emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030; and 2) supporting 40% emissions intensity reduction of BHP-chartered shipping of our products. 6. Slide 7: To support 4,000 supply partners across 31 countries 7. Slide 7: In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US). The FY17 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17 and improvements to water balance methodologies at WAIO and Queensland Coal and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY19 and FY20. 8. Slide 9: Adjusted effective tax rate and Adjusted effective tax rate incl. royalties: excludes the influence of exchange rate movements and exceptional items. 9. Slide 10: Exchange rates for FY21 of AUD/USD 0.75 (guidance rate AUD/USD 0.70) and USD/CLP 746 (guidance rate USD/CLP 769). Costs related to the impact from COVID-19 are reported as an exceptional item and are not included in unit costs FY21. At our major assets these additional costs were: US$0.91 per tonne at Queensland Coal, US$0.51 per tonne at WAIO (including US$25 per tonne of demurrage), US$0.27 per barrel of oil equivalent at Petroleum and US$0.03 per pound at Escondida. 10. Slide 10: Iron ore: unit cost, EBITDA margin: refers to Western Australia Iron Ore. 11. Slide 11: Dividend: represents final dividend determined by the Board for FY20 and paid in September 2020, and interim dividend determined by the Board for HY FY21 and paid in March 2021. 12. Slide 14: No less than 1% pre-tax profit (3 year rolling average). 13. Slide 15: Our portfolio is tested across a range of futures. Refer to the BHP Climate Change Report 2020 for more information about these climate-related scenarios, including our 1.5°C scenario, and their assumptions, outputs and limitations. Scenarios were developed prior to the impacts of the COVID-19 pandemic, and therefore any possible effects of the pandemic were not considered in the modelling. 14. Slide 15: Nickel and copper demand references primary metal. 15. Slide 15: Iron ore and metallurgical coal demand based on Contestable Market (global seaborne market plus Chinese domestic demand). 16. Slide 16: Based on published unit costs by major iron ore producers. 17. Slide 16: Based on production. 18. Slide 18: Jansen S1 production begins in CY27. 19. Slide 19: Expected Stage One IRR of investment decision across 100 year mine life analysis was conducted on the average of CRU and Argus prices. Jansen S1 IRR is post tax and nominal, and excludes remaining funded investment of ~US$0.35 billion for completion of the shafts and installation of essential service infrastructure and utilities. 20. Slide 19: Scope 1+2 emissions of ~60kg CO2e/t. a) Scope 1+2 emissions for flotation-based MOP ~50-80 kg CO2e/t, other production routes are 100-500kg. High nutrient concentration (60% K2O) maximises efficiency in transportation and spreading. b) From BHP research conducted so far, nitrogen-based fertilisers rather than potash appear to have a larger downstream emissions impact. However, trying to estimate the GHG contribution impact of fertiliser on soils and crops is very complicated. We continue to develop and improve our knowledge in this area. 21. Slide 19: Scope 3 impact relates only to emissions associated with downstream processing and use, not other considerations such as transportation. 22. Slide 20: Peer group comprises: Aker BP, Apache, Cabot, Canadian N.R, Cenovus, Cimarex, ConocoPhillips, Continental Resources, Devon, Diamondback, EOG, EQT, Hess, Inpex, Lundin, Marathon, Murphy, Occidental, Ovintiv, Pioneer, Santos, Suncor. Pro-forma used for Cabot / Cimarex and Santos / Oil Search proposed mergers. Excludes NOCs and large international integrated oil companies. 23. Slide 20: Includes crude, condensate and NGLs. 24. Slide 21: Source: Dataset. Peer group comprises: BP, Chevron, Conoco, Continental, Devon, Diamondback, ENI, EOG, Exxon, Hess, Inpex, Occidental, Pioneer, Repsol, Santos, Shell, Total and Woodside. Pro-forma used for Santos / Oil Search proposed mergers. 25. Slide 21: Source: Combined portfolio Reserves and Contingent Resources. BHP as of 30 June 2021. Woodside as of 31 December 2020, updated by ASX announcement dated 15 July 2021 and adjusted for half-year production to 30 June 2021. Base represents 2P reserves from producing and sanctioned assets. Growth represents 2C resources. 26. Slide 21: APU includes Pyrenees and Macedon. 27. Slide 21: Other includes Myanmar, Scafell/Skiddaw and Wheatstone 28. Slide 23: FY01 represents Plc’s share of Profit from ordinary activities before income tax, sourced from the Proforma Consolidated Statement of Financial Performance for FY01. Excludes allocation of Proforma adjustments. 29. Slide 23: FY21 represents reported Underlying EBIT contribution from assets held under BHP Group Plc, where these are individually reported in the asset tables, as a percentage of Underlying EBIT for the Group (excluding Underlying EBITDA from third party products, inter- company, statutory adjustments or group and unallocated). 30. Slide 23: Represents unification cost before recent portfolio and corporate structure changes, including BHP’s settlement of the marketing dispute with the ATO and the recently updated assessment of the likelihood of recovering NSWEC associated tax losses. Financial results 17 August 2021 27Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Footnotes 1. Slide 5: TRIF – Total Recordable Injury Frequency; being the sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) multiplied by 1 million/actual hours worked by our employees and contractors. Stated in units of per million hours worked. We adopt the US Government’s Occupational Safety and Health Administration Guidelines for the recording. 2. Slide 5: OD achieved both highest annual copper production since the acquisition by BHP in 2005 and the highest annual gold production ever for the operation. 3. Slide 7: From FY20 baseline (15.8 Mt CO2-e), which will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. 4. Slide 7: Female representation in FY16 was 17.6%. 5. Slide 7: 2030 Scope 3 goals to contribute to decarbonisation in our value chain are 1) supporting industry to develop technologies and pathways capable of 30% emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030; and 2) supporting 40% emissions intensity reduction of BHP-chartered shipping of our products. 6. Slide 7: To support 4,000 supply partners across 31 countries 7. Slide 7: In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US). The FY17 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17 and improvements to water balance methodologies at WAIO and Queensland Coal and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY19 and FY20. 8. Slide 9: Adjusted effective tax rate and Adjusted effective tax rate incl. royalties: excludes the influence of exchange rate movements and exceptional items. 9. Slide 10: Exchange rates for FY21 of AUD/USD 0.75 (guidance rate AUD/USD 0.70) and USD/CLP 746 (guidance rate USD/CLP 769). Costs related to the impact from COVID-19 are reported as an exceptional item and are not included in unit costs FY21. At our major assets these additional costs were: US$0.91 per tonne at Queensland Coal, US$0.51 per tonne at WAIO (including US$25 per tonne of demurrage), US$0.27 per barrel of oil equivalent at Petroleum and US$0.03 per pound at Escondida. 10. Slide 10: Iron ore: unit cost, EBITDA margin: refers to Western Australia Iron Ore. 11. Slide 11: Dividend: represents final dividend determined by the Board for FY20 and paid in September 2020, and interim dividend determined by the Board for HY FY21 and paid in March 2021. 12. Slide 14: No less than 1% pre-tax profit (3 year rolling average). 13. Slide 15: Our portfolio is tested across a range of futures. Refer to the BHP Climate Change Report 2020 for more information about these climate-related scenarios, including our 1.5°C scenario, and their assumptions, outputs and limitations. Scenarios were developed prior to the impacts of the COVID-19 pandemic, and therefore any possible effects of the pandemic were not considered in the modelling. 14. Slide 15: Nickel and copper demand references primary metal. 15. Slide 15: Iron ore and metallurgical coal demand based on Contestable Market (global seaborne market plus Chinese domestic demand). 16. Slide 16: Based on published unit costs by major iron ore producers. 17. Slide 16: Based on production. 18. Slide 18: Jansen S1 production begins in CY27. 19. Slide 19: Expected Stage One IRR of investment decision across 100 year mine life analysis was conducted on the average of CRU and Argus prices. Jansen S1 IRR is post tax and nominal, and excludes remaining funded investment of ~US$0.35 billion for completion of the shafts and installation of essential service infrastructure and utilities. 20. Slide 19: Scope 1+2 emissions of ~60kg CO2e/t. a) Scope 1+2 emissions for flotation-based MOP ~50-80 kg CO2e/t, other production routes are 100-500kg. High nutrient concentration (60% K2O) maximises efficiency in transportation and spreading. b) From BHP research conducted so far, nitrogen-based fertilisers rather than potash appear to have a larger downstream emissions impact. However, trying to estimate the GHG contribution impact of fertiliser on soils and crops is very complicated. We continue to develop and improve our knowledge in this area. 21. Slide 19: Scope 3 impact relates only to emissions associated with downstream processing and use, not other considerations such as transportation. 22. Slide 20: Peer group comprises: Aker BP, Apache, Cabot, Canadian N.R, Cenovus, Cimarex, ConocoPhillips, Continental Resources, Devon, Diamondback, EOG, EQT, Hess, Inpex, Lundin, Marathon, Murphy, Occidental, Ovintiv, Pioneer, Santos, Suncor. Pro-forma used for Cabot / Cimarex and Santos / Oil Search proposed mergers. Excludes NOCs and large international integrated oil companies. 23. Slide 20: Includes crude, condensate and NGLs. 24. Slide 21: Source: Dataset. Peer group comprises: BP, Chevron, Conoco, Continental, Devon, Diamondback, ENI, EOG, Exxon, Hess, Inpex, Occidental, Pioneer, Repsol, Santos, Shell, Total and Woodside. Pro-forma used for Santos / Oil Search proposed mergers. 25. Slide 21: Source: Combined portfolio Reserves and Contingent Resources. BHP as of 30 June 2021. Woodside as of 31 December 2020, updated by ASX announcement dated 15 July 2021 and adjusted for half-year production to 30 June 2021. Base represents 2P reserves from producing and sanctioned assets. Growth represents 2C resources. 26. Slide 21: APU includes Pyrenees and Macedon. 27. Slide 21: Other includes Myanmar, Scafell/Skiddaw and Wheatstone 28. Slide 23: FY01 represents Plc’s share of Profit from ordinary activities before income tax, sourced from the Proforma Consolidated Statement of Financial Performance for FY01. Excludes allocation of Proforma adjustments. 29. Slide 23: FY21 represents reported Underlying EBIT contribution from assets held under BHP Group Plc, where these are individually reported in the asset tables, as a percentage of Underlying EBIT for the Group (excluding Underlying EBITDA from third party products, inter- company, statutory adjustments or group and unallocated). 30. Slide 23: Represents unification cost before recent portfolio and corporate structure changes, including BHP’s settlement of the marketing dispute with the ATO and the recently updated assessment of the likelihood of recovering NSWEC associated tax losses. Financial results 17 August 2021 27

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Investment proposition

We grow shareholder value through operational excellence, optimal allocation of capital and creating sustainable returns

Operational excellence

- World class assets
- Continuous improvement in culture and capabilities
- Successful project delivery

Disciplined capital allocation

- Strong balance sheet
- Embedded Capital Allocation Framework
- Pipeline of organic opportunities

Value and returns

- Sustainability and social value industry leadership
- Increasing exposure to future facing commodities
- Exceptional shareholder returns

Financial results
17 August 2021
28
BHP

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

A compelling outlook for value

Continued signs of recovery and renewal in the near term; further opportunity emerges beyond that


Macro environment
Policy makers remain growth focused
Fears of austerity and deflation recede
Growth & inflation expectations increase
Synchronised upswing
The resources cycle
Demand recovery
Disciplined supply
Tightens market balances
BHP opportunity
Decarbonisation
Climate strategies take shape
Easier-to-abate sectors "take-off"
Widespread carbon pricing
Increased likelihood of Paris outcomes

Financial results
17 August 2021
29
BHP

Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Jansen S1 capital expenditure and operating costs US$5.7 billion over 6 years of construction, first production CY27 Capital cost breakdown of Jansen S1 Investment spend profile (US$5.7 billion, %) (US$ billion) 1.6 1.2 20% Mining 34% 0.8 Processing Logistics 0.4 46% 0.0 FY22 FY23 FY24 FY25 FY26 FY27 FY28 Existing approved spend Jansen S1 Investment Potash cost curve, Jansen S1 to produce at ~$100/t FOB cost Cash cost breakdown of Jansen S1 (US$/t) (US$100/t FOB Vancouver, %) 300 19% 19% 200 Mining Processing 100 Logistics 26% 36% Other 0 0 20 40 60 80 Business cost at effective capacity in 2025; Y axis effective capacity in Mt. Source: CRU. Financial results 17 August 2021 30Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Jansen S1 capital expenditure and operating costs US$5.7 billion over 6 years of construction, first production CY27 Capital cost breakdown of Jansen S1 Investment spend profile (US$5.7 billion, %) (US$ billion) 1.6 1.2 20% Mining 34% 0.8 Processing Logistics 0.4 46% 0.0 FY22 FY23 FY24 FY25 FY26 FY27 FY28 Existing approved spend Jansen S1 Investment Potash cost curve, Jansen S1 to produce at ~$100/t FOB cost Cash cost breakdown of Jansen S1 (US$/t) (US$100/t FOB Vancouver, %) 300 19% 19% 200 Mining Processing 100 Logistics 26% 36% Other 0 0 20 40 60 80 Business cost at effective capacity in 2025; Y axis effective capacity in Mt. Source: CRU. Financial results 17 August 2021 30

Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Outbound logistics support Jansen S1 and beyond Agreements and investment set to deliver efficient path to market for Jansen’s product Location of Westshore Terminal ~2,000km from Jansen Rail 25 km Rail route • Jansen S1 includes construction of railway spur linking to both Vancouver class 1 rail networks in Canada • BHP to operate with dedicated fleet of rail cars • Continuous high-speed loading and unloading systems to maximise efficiency and reduce loading and unloading times Westshore Terminal Canada United States Port Artist render of Jansen infrastructure at Westshore terminals • Agreement struck with Westshore Terminal in Delta, BC Canada, ~2,000km from the Jansen site • Agreement captures Jansen S1 and S2 production, with additional expansion potential Image to be improved • Term to 2051, with options to extend • BHP capital investment will be used for Westshore development of new facilities including rail car dumper, 200kt of product storage and upgraded shiploading system Financial results 17 August 2021 31Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Outbound logistics support Jansen S1 and beyond Agreements and investment set to deliver efficient path to market for Jansen’s product Location of Westshore Terminal ~2,000km from Jansen Rail 25 km Rail route • Jansen S1 includes construction of railway spur linking to both Vancouver class 1 rail networks in Canada • BHP to operate with dedicated fleet of rail cars • Continuous high-speed loading and unloading systems to maximise efficiency and reduce loading and unloading times Westshore Terminal Canada United States Port Artist render of Jansen infrastructure at Westshore terminals • Agreement struck with Westshore Terminal in Delta, BC Canada, ~2,000km from the Jansen site • Agreement captures Jansen S1 and S2 production, with additional expansion potential Image to be improved • Term to 2051, with options to extend • BHP capital investment will be used for Westshore development of new facilities including rail car dumper, 200kt of product storage and upgraded shiploading system Financial results 17 August 2021 31

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Jansen S1 Financial Modelling

Operator and ownership	BHP, 100% interest
Capex	US$5.7 bn, C$7.5 bn Capex spend over six years - peak spend in FY25 and FY26
Sustaining capital	~US$15/t (real) long term average; +/- 20% in any given year
First production / Project delivery	~6 years construction timeframe ~2 years ramp up from first production
Volumes	4.35 Mtpa (Potassium chloride, KCL)
Mine life / Reserves and resources	~100 years 1.1 bt reserve 6.5 bt resource
Unit costs	~US$100/t FOB Vancouver • Mining: $18/t • Processing: $25/t • Port & Rail Freight: $35/t • Other: $18/t
Product Grade	Pink standard and pink granular MOP with a guaranteed minimum 60% K_2O
Average Recovery	~92%

Royalty	3% crown royalty calculation = (K_20 tonnes produced) x (average realised price) x (3% royalty rate) 3% resource Surcharge = (Gross revenue + transportation charged - transportation costs) x 3%
Potash Production Tax	A base payment levied at a rate of 35% on the producer's annual resource profits, subject to minimum payment of CAD$11.00 and a maximum of CAD$12.33 per K_2O tonne sold. New producers may qualify for a base payment holiday for the first 10 years of production. A profit tax imposed on the producer's gross annual profit tax determined by rates, which increase with profits per tonne sold: 15% of the profit per tonne below CAD $71.36 and 35% of the profit per tonne above CAD $71.36 (tax brackets indexed for inflation). Profit tax is assessed on a max of 35% of total tonnes sold, but producers may claim a base payment credit with respect to amount of tonnes that are subject to both the base payment and the profit tax. No tax holidays available.
Federal and provincial corporate tax	Combined top rate 27% (carried forward losses from pre-production years can be utilised to decrease future taxable profits).
Withholding tax	5%

Note: KCL is used interchangeably with MOP, fertiliser grade MOP is 95% KCL. The conversion from pure KCL to K_20 is 0.631.

Financial results
17 August 2021
32
BHP

Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Petroleum merger mechanics Merger with Woodside will create a global top 10 independent energy company and largest energy company on the ASX Existing BHP shareholders would own 48% of combined business. Woodside shares to be immediately distributed to BHP shareholders Woodside will remain listed on the Australian Securities Exchange with additional listings being considered Subject to confirmatory due diligence, negotiation and execution of full form transaction documents, and satisfaction of conditions precedent including shareholder, regulatory and other approvals Each party has agreed to certain exclusivity arrangements and a reimbursement fee of approximately US$160 million in certain circumstances Merger expected to be completed in Q2 CY22 North West Shelf Financial results 17 August 2021 33Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Petroleum merger mechanics Merger with Woodside will create a global top 10 independent energy company and largest energy company on the ASX Existing BHP shareholders would own 48% of combined business. Woodside shares to be immediately distributed to BHP shareholders Woodside will remain listed on the Australian Securities Exchange with additional listings being considered Subject to confirmatory due diligence, negotiation and execution of full form transaction documents, and satisfaction of conditions precedent including shareholder, regulatory and other approvals Each party has agreed to certain exclusivity arrangements and a reimbursement fee of approximately US$160 million in certain circumstances Merger expected to be completed in Q2 CY22 North West Shelf Financial results 17 August 2021 33

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Combined business provides size, scale and diversity

Significant resources across two heartlands with emerging options

Australia[4]

Greater Pluto
North West Shelf (NWS)
Wheatstone
Nguyjima-Yin & Okha
Pyrenees
Macedon
Bass Strait
Greater Scarborough
Browse

161 ~80% Gas **5.0**
MMboe FY21 Production | **Bboe** 2P + 2C resources

Trinidad & Tobago

Angostura
Ruby
Calypso (T&T North)
T&T South

9 ~95% Gas **0.6**
MMboe FY21 Production | **Bboe** 2P + 2C resources



Combined Resource[1]
BHP
~3
Bboe
2P
2C
Woodside
~7
Bboe
2P
2C
Proved
Probable[6]
Rest of Portfolio[5]
~10
Bboe
2P
2C
Greater Scarborough
Australia
Sangomar
Trion
US GOM
T&T
Base
Growth Options

Gulf of Mexico

Mad Dog
Atlantis
Shenzi / Wildling
Trion

26 ~95% Oil **1.3**
MMboe FY21 Production[2] | **Bboe** 2P + 2C resources

Other[3]

3 **3.3**
MMboe FY21 Production[2] | **Bboe** 2P + 2C resources

1. Combined portfolio Reserves and Contingent Resources. BHP as of 30 June 2021. Woodside as of 31 December 2020, updated by ASX announcement dated 15 July 2021 and adjusted for half-year production to 30 June 2021.
2. FY21 Production includes Neptune and Overriding Royalty Interest.
3. Other includes Algeria production and Algeria, Sangomar, Myanmar, Greater Sunrise and Liard Basin resources
4. The 'Greater Pluto' region comprises the Pluto-Xena, Pyxis, Larsen, Martell, Martin, Noblige and Remy fields. The 'Wheatstone' region comprises the Julimar and Brunello fields. The 'Greater Scarborough' region comprises the Jupiter, Scarborough and Thebe fields.
5. Rest of Portfolio includes Algeria, Myanmar, Greater Sunrise and Liard Basin
6. BHP estimates Proved Reserve volumes according to SEC regulations and files these in its annual reports on Form 20-F with the SEC. All other reserve and resource estimates in this communication, including Western estimates, are estimated on a different basis than that prescribed by the SEC. US investors are urged to consider closely the disclosure in BHP's annual report on Form 20-F for further information.

Financial results
17 August 2021
34

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Petroleum portfolio | Producing assets and growth projects

Quality assets concentrated in key heartlands in the Gulf of Mexico, Trinidad & Tobago and Australia

Producing Assets[1]

Asset	Description	Operator	BHP ownership	FY21 Production (MMboe)	End of field life	1P[3] (MMboe)	2P[3] (MMboe)	2P+2C[3] (MMboe)
Shenzi[2]	Oil asset located in the US Gulf of Mexico with TLP (tension leg platform) development operated by BHP.	BHP	72%	8.1	2030s	74	105	294
Atlantis	One of the largest fields in the US Gulf of Mexico, with field production average of ~93,000 bopd over last 5 years and base decline offset via infill drilling and successful workovers.	BP	44%	12.1	2040s	79	175	398
North West Shelf	Integrated LNG project with material remaining resource position. Five LNG trains allowing transition towards a third party gas tolling facility extending operations for decades to come.	Woodside	12.5% – 16.67% across 9 separate joint venture agreements	24.8	2040s	151	186	222
Mad Dog	Original development with a Truss Spar host (A-Spar): Dry trees, floating spar hull, with integrated drilling and production capabilities of ~4,400 feet of water depth.	BP	23.9%	4.8	2040s	137	192	365
ROD Integrated Development	The Rhourde Ouled Djemma (ROD) Integrated Development, which consists of the ROD, Sif Fatima – Sif Fatima North East (SF SFNE) and four satellite oil fields.	Joint Sonatrach/ENI	29.3% effective interest in the ROD Integrated Development	3.1	2020s	9	13	45
Bass Strait	Major integrated asset consisting of offshore facilities, onshore plants and associated pipeline infrastructure. Advantaged gas position with with modest investable opportunities.	Exxon	Gippsland Basin Joint Venture (GBJV): 50.0% Kipper Unit Joint Venture (KUJV): 32.5%	28.5	2030s	107	179	387
Pyrenees	Subsea oil development in 200m water depth tied back to FPSO.	BHP	WA-42-L permit: 71.43% WA-43-L permit: 39.999%	3.0	2030s	12	21	36
Macedon	Subsea gas development in 200m water depth tied back to onshore domestic gas plant.	BHP	71.43%	8.4	2030s	43	54	72
Trinidad and Tobago (Angostura and Ruby)	Angostura: Discovered by BHP in 1999, phase 2 included a new gas export platform and two pipelines with gas sales to Trinidad & Tobago commencing in 2011. Ruby: Developed through a wellhead program, tied back to the Angostura infrastructure. Offsets declining production from Angostura.	BHP	45.0% Block 2(c) 68.46% effective interest in Block 3(a) Project Ruby	9.3	2030s	52	86	120

Growth projects

Asset	Description	Operator	BHP ownership	Potential execution timing (FID)	Potential first production	FY22 – FY30 Capex (BHP share, nominal US$bn)	1P[3] (MMboe)	2P[3] (MMboe)	2P+2C[3] (MMboe)
Scarborough	Large offshore gas development exporting gas from a floating production unit to Pluto LNG facility for onshore processing.	Woodside	26.5%	CY21	CY26	~2 bn	-	-	532
Trion	Large greenfield development in the deepwater Mexico GoM. Resource uncertainty reduced with recent successful appraisal drilling of 2DEL and 3DEL wells. Recently moved into FEED phase.	BHP	60%	CY22	CY26	<5 bn	-	-	275
Calypso	Operated deepwater advantaged gas discovery in Trinidad & Tobago, well positioned to existing regional infrastructure and with low CO_2 content / low greenhouse gas intensity. Multiple development concepts under evaluation.	BHP	70%	CY26	CY27-28	~3 bn	-	-	409

1. Includes all sanctioned and brownfield projects.
2. Includes Shenzi North & Wildling.
3. Net BHP Reserves and Contingent Resources as of 30 June 2021. Scarborough estimates include Thebe & Jupiter.

Financial results
17 August 2021
35
BHP

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Petroleum portfolio | Embedded growth within producing assets

Suite of quality projects in key heartlands to support production longevity

Sanctioned Projects (in execution)

Asset	Description	Operator	BHP ownership	Potential first production	Estimated peak production capacity (gross)	FY22 – FY30 Capex (BHP share, nominal US$bn)
Shenzi SSMPP	Shenzi Subsea Multi-Phase Pumping (SSMPP); subsea pumping to increase production rates from existing wells.	BHP	72%	CY22	6.5 kbpd in CY22	<0.25bn
Mad Dog A Spar	3-4 infill wells tied to Mad Dog A Spar.	BP	23.9%	CY23	18 kbpd in CY26	<0.25bn
Mad Dog Phase 2	Semi-submersible platform with 22 subsea wells (14 producing wells and 8 water injection wells).	BP	23.9%	CY22	140 kbpd in CY23	~0.75bn
Atlantis Phase 3	8-well subsea tieback achieved first production in CY20.	BP	44%	CY20	35 kbpd in CY24	<0.5bn
Pyrenees Phase 4	Well re-entry program comprising infill drilling and water shut off operation.	BHP	71.43%	CY23	13.5 kbpd in CY23	<0.25bn
NWS Lambert Deep & GWF 3	4-well subsea tieback to existing infrastructure	Woodside	17%	CY22	250 MMscfd in CY22	<0.25bn
Shenzi North	2-well subsea tieback to Shenzi TLP. IRR of over 35%[1], a breakeven of ~$25/bbl and a payback of <2 years.	BHP	72%	CY24	30 kbpd in CY24	<0.5bn

Unsanctioned Projects

Asset	Description	Operator	BHP ownership	Potential execution timing (FID)	Potential first production	FY22 – FY30 Capex (BHP share, nominal US$bn)
Wildling	2-well subsea tieback to Shenzi TLP via Shenzi North.	BHP	100%	CY22 – 23	CY24 – 25	<0.75bn
Shenzi growth opportunities	Additional infill opportunities to increase production with 3 producing and 2 water injection wells tied back to Shenzi TLP.	BHP	72%	CY22 – 25	CY24 – 26	~0.5bn
Atlantis growth opportunities	Additional development opportunities for 12 infill producing wells and 6 additional water injection wells. Opportunity to increase production via Subsea Multi-Phase Pumping (SSMPP) and topside modification.	BP	44%	CY23 – 28	CY25 – 29	~2bn
Mad Dog Phase 2 growth opportunities	Additional opportunities to increase the Mad Dog Phase 2 production beyond the initial investment scope with 9 new wells tied back to existing facility.	BP	23.9%	CY25 – 26	CY26 – 28	~0.5bn
Mad Dog WI expansion	Two water injector wells providing water from Mad Dog Phase 2 facility to increase production at existing A Spar facility.	BP	23.9%	CY24	CY25	<0.25bn
NWS growth opportunities	Low risk investment opportunity to maximise Karratha Gas Plant value through processing other resource owner gas; benefits through tolling fees, cost recovery and life extension.	Woodside	17%	CY24 – 26	CY26 – 28	<0.25bn
Bass Strait growth opportunities	Kipper expansion (additional Phase 1B well & compression) for acceleration and incremental resource capture from the Kipper field.	Exxon	GBJV: 50.0% KUJV: 32.5%	CY24 – 27	CY27 – 28	~0.5bn

1. At consensus pricing, 10% nominal discount rate.

Financial results
17 August 2021
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Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Petroleum portfolio | Woodside assets

Diversified, quality portfolio with growth optionality

Producing Assets

Asset	Description	Operator	Woodside ownership	CY20 Production (MMboe)	2P[1] (MMboe)	2C[1] (MMboe)	2P+2C[1] (MMboe)
Pluto LNG	LNG facility processing gas from the offshore Pluto, Xena and Pyxis gas fields in Western Australia. Gas is piped from the offshore Pluto-A platform to a 4.9 Mtpa LNG processing train.	Woodside	90%	44.6	419	234	653
Wheatstone	8.9 Mtpa LNG facility processing gas from the offshore Wheatstone, Iago, Julimar and Brunello gas fields. The onshore plant consists of two LNG trains, a domestic gas plant and associated infrastructure.	Chevron	13%	15.2	224	4	228
North West Shelf Project	LNG facility processing gas and condensate from the offshore North Rankin and Goodwyn-A offshore platforms. Onshore facilities include 5 LNG trains with 16.9 Mtpa capacity, condensate trains and a domestic gas plant.	Woodside	16.67%	30.8	189	78	266
Australia Oil	Two stand-alone oil developments offshore Western Australia, comprising the Nguyjima-Yin FPSO and Okha FPSO.	Woodside	Various	9.7	30	88	118

Projects and Growth Options

Asset	Description	Operator	Woodside ownership	Potential execution timing (FID)	Potential first production	2P[1] (MMboe)	2C[1] (MMboe)	2P+2C[1] (MMboe)
Key projects:								
Scarborough / Pluto T2	The proposed development of the 11.1 Tcf (100%) Scarborough offshore gas resource comprises a new floating production facility, trunkline to shore and expansion of the existing Pluto LNG onshore facility (including construction of Pluto Train 2).	Woodside	73.5% / 100%	H2 CY21	CY26 (first cargo)	-	1,598	1,598
Sangomar	Senegal's first oil development comprises a stand-alone FPSO and subsea infrastructure, located approximately 100km south of Dakar. FID was taken in 2020 and first oil is targeted for 2023.	Woodside	82%	Jan 2020	CY23	149	270	419
Options:								
Browse	Located in the offshore Browse Basin, approximately 425km north of Broome in Western Australia, comprising the Brecknock, Calliance and Torosa fields.	Woodside	30.6%			-	866	866
Sunrise	Comprises the Sunrise and Troubadour gas and condensate fields, collectively known as Greater Sunrise, located between Australia and Timor-Leste.	Woodside	33.44%			-	377	377
Myanmar Block A6	Offshore gas-prone resource in the Bay of Bengal, offshore Myanmar	Woodside	40%			-	110	110
Liard Basin	Upstream gas resource in British Columbia, Canada, provides an option to investigate potential future natural gas, ammonia and hydrogen opportunities.	Chevron	50%			-	2,345	2,345

1. Woodside as at 31 December 2020, updated by ASX announcement dated 15 July 2021 and adjusted for half-year production to 30 June 2021.

Financial results
17 August 2021
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Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Statement of petroleum resources

The estimates of Petroleum Reserves and Contingent Resources contained in this presentation are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr. A. G. Gadgil, who is employed by BHP. Mr. Gadgil is a member of the Society of Petroleum Engineers and has the required qualifications and experience to act as a qualified Petroleum Reserves and Resources evaluator under the ASX Listing Rules. This presentation is issued with the prior written consent of Mr. Gadgil who agrees with the form and context in which the Petroleum Reserves and Contingent Resources are presented. Reserves and Contingent Resources are net of royalties owned by others and have been estimated using deterministic methodology. Aggregates of Reserves and Contingent Resources estimates contained in this presentation have been calculated by arithmetic summation of field/project estimates by category with the exception of the North West Shelf (NWS) Gas Project in Australia. Probabilistic methodology has been utilised to aggregate the NWS Reserves and Contingent Resources for the reservoirs dedicated to the gas project only and represents an incremental 6 MMboe of Proved Reserves. The barrel of oil equivalent conversion is based on 6000 scf of natural gas equals 1 boe. The Reserves and Contingent Resources contained in this presentation are inclusive of fuel required for operations. The respective amounts of fuel for each category are provided by the following table. Production volumes exclude fuel. The custody transfer point(s)/point(s) of sale applicable for each field or project are the reference point for Reserves and Contingent Resources. Reserves and Contingent Resources estimates have not been adjusted for risk. Unless noted otherwise, Reserves and Contingent Resources are as of 30 June 2021. Where used in this presentation, the term Resources represents the sum of 2P reserves and 2C Contingent Resources. BHP estimates Proved Reserve volumes according to SEC disclosure regulations and files these in our annual 20-F report with the SEC. All Unproved volumes are estimated using SPE-PRMS guidelines, which among other things, allow escalations to prices and costs, and as such, would be on a different basis than that prescribed by the SEC, and are therefore excluded from our SEC filings. All Resources and other Unproved volumes may differ from and may not be comparable to the same or similarly-named measures used by other companies. Non-proved estimates are inherently more uncertain than proved.

Net BHP Petroleum Reserves and Contingent Resources (MMboe) as of 30 June 2021

	Australia						United States					Trinidad & Tobago	Trinidad & Tobago	Mexico	Algeria	Other Assets	BHP Total
	Bass Strait	NWS	Pyrenees	Macedon	Scarborough	Thebe + Jupiter	Shenzi	Shenzi North	Wildling	Atlantis	Mad Dog	Angostura + Ruby	Calypso	Trion	ROD		
1P	107	151	12	43	0	0	74	0	0	79	137	52	0	0	9	0	665
2P	179	186	21	54	0	0	105	0	0	175	192	86	0	0	13	0	1011
2C	209	35	16	18	390	142	94	31	64	223	173	34	409	275	33	50	2195
2P+2C	387	222	36	72	390	142	199	31	64	398	365	120	409	275	45	50	3206
Fuel Included Above																	
1P	9.5	21.4	0.2	2.8	0.0	0.0	2.9	0.0	0.0	4.0	4.2	1.4	0.0	0.0	0.8	0.0	47.3
2P	11.4	26.3	0.2	5.4	0.0	0.0	3.2	0.0	0.0	7.0	6.1	2.3	0.0	0.0	0.8	0.0	62.6
2C	6.8	0.1	0.0	1.5	43.9	18.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	71.1
2P+2C	18.2	26.5	0.2	6.9	43.9	18.5	3.2	0.0	0.0	7.0	6.1	2.3	0.0	0.0	0.8	0.2	133.7

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with SEC guidelines. We use certain terms in this presentation such as "Resources," "Contingent Resources," "2C Contingent Resources" and similar terms not determined in accordance with the SEC's guidelines, all of which measures we are strictly prohibited from including in filings with the SEC. These measures include Reserves and Resources with substantially less certainty than Proved Reserves. US investors are urged to consider closely the disclosure in our Form 20-F for the fiscal year ended 30 June 2021, File No. 001-09526 and in our other filings with the SEC, available from us at http://www.bhp.com/. These forms can also be obtained from the SEC as described above.

38

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Unification overview, timeline and approvals

Indicative timeline	• If approved, unification is expected to occur in H1 CY22, with the proposed Petroleum with Woodside to follow.
Approvals	• Final Board decision to be made once necessary government, regulatory and other third party approvals are received on satisfactory terms • Shareholder votes to approve unification
Implementation	• Unification would be implemented by way of a UK scheme of arrangement whereby BHP Ltd would acquire all shares in BHP Plc • BHP Plc shareholders would be entitled to receive one Ltd share for each Plc share they own and implementation would require both Ltd and Plc shareholder support – UK scheme of arrangement requires approval by a simple majority by number of shareholders voting and 75% of the votes cast by Plc shareholders; and – 75% of votes cast by Limited shareholders
Ownership	• Ltd and Plc shareholders would have equivalent voting and economic interests in BHP as they do under the current DLC structure
Listing Locations	• BHP would have its primary listing on the ASX • Standard listing on the LSE and secondary listing on the JSE (and a Level II ADR program on the NYSE)
Capital Management	• Unification would not change BHP's ability to fully frank dividends • No adverse impact on BHP's ability to execute off-market or on-market buybacks
Transaction Costs	• Total one-off costs expected to range between US$400m to US$500m

Financial results
17 August 2021
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BHP

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Unification impact on corporate structure

Unification would be implemented by way of UK scheme of arrangement, whereby BHP Group Limited would acquire BHP Group Plc


Current Structure
Ltd Shareholders
(~58% combined shares)
BHP Ltd (ASX primary listing, NYSE Level II ADR)
DLC Sharing Agreement
Plc Shareholders
(~42% combined shares)
BHP Plc (LSE primary listing, JSE secondary listing, NYSE Level II ADR)
Ltd Operations
Plc Operations
Key Assets
WAIO
Escondida
Olympic Dam
BMA
Samarco
Petroleum
BMC
Jansen
Key Assets
Pampa Norte
Antamina
NSWEC
Cerrejon[1]
Proposed Structure
Ltd & Plc Shareholders
BHP Ltd (ASX primary listing, LSE standard listing, JSE secondary listing, NYSE Level II ADR)
Ltd & Plc Operations
Retained Assets
WAIO
Escondida
Olympic Dam
BMA
Spence
Antamina
Cerro Colorado
Samarco
Jansen
Other Assets
Petroleum
BMC[2]
NSWEC[2]

1. In June 2021, we announced the divestment of our 33.3 per cent interest in Cerrejón.
2. Process for BMC and NSWEC progressing.

Financial results
17 August 2021

40

BHP

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Unification will not change ability to fully frank dividends

Unification will remove the DDS[1] and enable all dividends and franking credits to be paid directly to BHP shareholders

Franking credit (FC) balance and significant generation of credits from strong operations will sustain franked returns[2]
(US$ billion)



36
24
12
0
FY16-20
FY21
FY16 opening FC balance
FC generation from operations
FC distributed through dividends
FC consumed through DDS
FC distributed through buy-backs
FY21 closing FC balance
FY16 – FY21

1. DDS refers to DLC Dividend Share.
2. All balances have been translated using an exchange rate of AUD/USD 0.75.

Financial results
17 August 2021
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BHP

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Social value scorecard

We are making good progress on our social value commitments

Category[1]	Key indicators	FY21	H2 FY21	H1 FY21	FY20	Target
Safety and Health	Fatalities	0	0	0	0	Zero work-related fatalities
	High Potential Injury (HPI) frequency (per million hours worked)	0.20	0.20	0.20	0.24	Year-on-year improvement of our HPI frequency
	Total Recordable Injury Frequency (TRIF) (per million hours worked)	3.7	3.7	*3.6*	4.2	Year-on-year improvement in TRIF
Environment	Operational greenhouse gas (GHG) emissions (Mt CO_2-e)	16.2	8.0	*8.2*	15.8	Maintain FY22 operational GHG emissions at or below FY17 levels[2,3] , while we continue to grow our business and reduce emissions by at least 30% from FY20 levels[3] by FY30
	Value chain emissions – steelmaking	✓	✓	✓	-	2030 goal to support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030
	Value chain emissions – maritime transportation	✓	✓	✓	-	2030 goal to support 40 per cent emissions intensity reduction of BHP-chartered shipping of our products
	Fresh water withdrawals (GL)	113.5	60.9	52.6	127.0	Reduce FY22 fresh water withdrawal by 15% from FY17 levels[4]
Community	Social investment (US$m)	174.8	144.3	*30.5*	149.6	No less than one per cent of pre-tax profit (three-year rolling average)
	Local procurement spend (US$m)	2,176	1,064	*1,112*	1,922	Support the growth of local businesses in the regions where we operate
Inclusion and Diversity	Female workforce representation (%)	29.8	29.8	27.4	26.5	Aspirational goal for gender balance by the end of FY25
	Australia Indigenous workforce participation (%)	7.2	7.2	6.7	6.5	Aim to achieve 8.0% by the end of FY25
	Chile Indigenous workforce participation (%)	7.5	7.5	*6.8*	6.6	Aim to achieve 10.0% by the end of FY26[5]
	Canada Potash Indigenous workforce participation (%)	13.5[6]	13.5[6]	12.8	15.0	Aim to achieve 20.0% by the end of FY27[5]

1. All data points are subject to non-financial assurance reviews. Some previously reported data points have been re-stated as a result of audit and assurance reviews completed subsequent to release of information or reclassification. Re-stated figures are shown in italics.
2. In FY17, our operational GHG emissions were 14.6 Mt CO2-e (excluding Onshore US). Greenhouse gas emissions are subject to final sustainability assurance review.
3. FY17 and FY20 baselines will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. FY17 baseline is on a continuing operations basis and has been adjusted for divestments.
4. In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US). The FY17 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17 and improvements to water balance methodologies at WAIO and Queensland Coal and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY19 and FY20.
5. New medium term target established.
6. Includes data for employees & embedded contractors as at 30 June 2021 and data for service contractors as at 30 April 2021.

Financial results
17 August 2021
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BHP

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Samarco and Renova Foundation

Renova has spent R14 billion on remediation and compensation programs; resettlement progressing

Compensation

- ~R4.7 billion (~US$1.1 billion) paid in indemnification and financial aid to about 336,000 people
- 17,000 payments totalling R1.6 billion (US$300 million) paid since August 2020
- Renova continues to assist more than 10,500 families with ongoing financial support.

Bento Rodrigues



Resettlement

- Resettlement progress continues with controls implemented to address COVID-19 challenges
- Bento Rodrigues: civil works, healthcare centre complete, public buildings nearing completion, 79 houses either complete or under construction
- Paracatu: construction of public buildings and houses underway
- Gesteira: Continuing negotiations for alternatives to urban resettlement

Paracatu school



Samarco

- Resumed operations with one concentrator in December 2020.
- Samarco successfully filed for judicial reorganisation (JR) process in Brazil in April 2021 to restructure its financial debts. The JR process is important for Samarco to achieve a sustainable independent financial position so it can continue to rebuild its operations safely and meet its Renova Foundation obligations

Samarco's operations



Note: Compensation payments are as at June 30 2021. Total R$4.7 billion in indemnification and financial aid paid includes "novel system" payments. R$4.7 billion is approximately US$1.1 billion at actual transactional (historical) exchange rates related to Renova funding.

Financial results
17 August 2021
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BHP

Footnotes and Outlook | Jansen Stage 1 | Petroleum | Unification | Social Value | Financial

Australian Cultural Heritage management update

Consistent with our Indigenous Peoples Policy Statement, Indigenous Peoples Strategy and Reconciliation Action Plan commitments

Category	Milestones
People and culture	• Part of a new global Indigenous Engagement team, this includes a permanent Minerals Americas Indigenous Engagement Team • A stronger Australian Indigenous Cultural Respect Framework
Law reform and advocacy	• Australian Government's Indigenous Voice co-design consultation process • The Joint Standing Committee on Northern Australia's inquiry into matters relevant to the Juukan Gorge events • Western Australia's Aboriginal Cultural Heritage Bill 2020 (WA) consultation process
Cultural heritage management	• Enhanced cultural heritage management systems and processes • Strengthened engagement with Traditional Owners and other representative Indigenous bodies, including the First Nations Heritage Protection Alliance • A Heritage Advisory Council comprising Banjima Elders and senior BHP representatives at South Flank
Economic participation	• Indigenous procurement, employment and social investment core components of our Indigenous Peoples Strategy • Minerals Australia saw 17% growth against FY20 levels in our direct spend with Indigenous businesses



Financial results
17 August 2021

44

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Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Exceptional items

Attributable profit of US$11.3 billion includes an exceptional loss of US$5.8 billion

Year ended 30 June 2021	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(1,087)	(71)	(1,158)
COVID-19 related costs[2]	(546)	146	(400)
Impairment of Energy coal assets[3]	(1,523)	(651)	(2,174)
Impairment of Potash assets[4]	(1,314)	(751)	(2,065)
Total	**(4,470)**	**(1,327)**	**(5,797)**
Attributable to non-controlling interests	(34)	10	(24)
Attributable to BHP shareholders	(4,436)	(1,337)	(5,773)

Year ended 30 June 2021	US$M
Other income	34
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(46)
Loss from equity accounted investments, related impairments and expenses:	
Samarco impairment expense	(111)
Samarco Germano dam decommissioning	(15)
Samarco dam failure provision	(1,000)
Fair value change on forward exchange derivatives	136
Net finance costs	(85)
Income tax expense	(71)
Total	**(1,158)**

1. Additional commentary is included within Results for the year ended 30 June 2021, Financial Information, note 2.
2. COVID-19 is considered a single protracted globally pervasive event with financial impacts being experienced over a number of reporting periods. The exceptional item reflects the directly attributable COVID-19 pandemic related additional costs for the Group for the year ended 30 June 2021, including costs associated with the increased provision of health and hygiene services, the impacts of maintaining social distancing requirements and demurrage and other standby charges related to delays caused by COVID-19.
3. The Group recognised an impairment charge of US$1,704 million (after tax) in relation to NSWEC reflecting the status of the divestment process and forecast market conditions for thermal coal, the strengthening Australian dollar and changes to the mine plan. In addition, the Group recognised an impairment charge of US$470 million (after tax) for Cerrejón, reflecting the expected net sales proceeds.
4. The Group recognised an impairment charge of US$2,065 million (after tax) in relation to Potash. The impairment charge reflects an analysis of recent market perspectives and the value that we would now expect a market participant to attribute to our investments to date.

Financial results
17 August 2021
45
BHP

Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Return on Capital Employed FY21 ROCE of 32.5% ROCE ROCE by asset FY21 (%, excluding Onshore US) (%) 35 2 90 Antamina 60 30 50 25 40 1 WAIO 20 30 Pampa Escondida 15 20 Norte Petroleum ex- 1 NSWEC Exploration 10 Olympic 10 1 Dam Exploration Potash QCoal 5 0 2 Cerrejón 0 (10) FY16 FY17 FY18 FY19 FY20 FY21 0 10 20 30 40 50 60 Average capital employed Half year results Full year results (US$ billion) Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are 1. WAIO, NSWEC & Petroleum exploration: ROCE truncated for illustrative purposes. annualised for half year results, divided by average capital employed. Average capital employed is net assets less net debt for the last two reporting periods. 2. Antamina and Cerrejón: average capital employed represents BHP’s equity interest. Financial results 17 August 2021 46Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Return on Capital Employed FY21 ROCE of 32.5% ROCE ROCE by asset FY21 (%, excluding Onshore US) (%) 35 2 90 Antamina 60 30 50 25 40 1 WAIO 20 30 Pampa Escondida 15 20 Norte Petroleum ex- 1 NSWEC Exploration 10 Olympic 10 1 Dam Exploration Potash QCoal 5 0 2 Cerrejón 0 (10) FY16 FY17 FY18 FY19 FY20 FY21 0 10 20 30 40 50 60 Average capital employed Half year results Full year results (US$ billion) Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are 1. WAIO, NSWEC & Petroleum exploration: ROCE truncated for illustrative purposes. annualised for half year results, divided by average capital employed. Average capital employed is net assets less net debt for the last two reporting periods. 2. Antamina and Cerrejón: average capital employed represents BHP’s equity interest. Financial results 17 August 2021 46

Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial Balance sheet Net debt of US$4.1 billion and gearing of 6.9% 3 Movements in net debt Debt maturity profile (US$ billion) (US$ billion) 8 15 1.1 (19.4) 12.0 10 6 12.0 0.4 2.1 4.1 5 7.9 4 0 - - - - - - 2 (5) 0 (10) 1 2 FY20 Lease additions Free cash flow Dividends paid Dividends paid Other FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 FY29 FY30 Post to NCI movements FY31 US$ Euro Sterling C$ 4 4 4 Bonds Bonds Bonds Bonds Subsidiaries 14% 36% 25% 20% 5% Capital markets 86% Asset financing 14% % of portfolio 1. NCIs: dividends paid to non-controlling interests of US$2.1 billion predominantly relate to Escondida. 2. Other: Mainly relates impact of the loss on bond repurchase program. 3. Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 30 June 2021; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 4. Debt maturity profile: includes hybrid bonds (7% of portfolio: 2% in Euro, 5% in Sterling) with maturity shown at first call date. Financial results 17 August 2021 47

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

BHP guidance

Group	FY22e	
Capital and exploration expenditure (US$bn)	~9.0	Cash basis; FY22: Minerals - ~US$6.7 bn; Petroleum – US$ 2.3 bn.
Including:		
Maintenance	3.2	Maintenance: Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks, and meet compliance requirements. Also includes capitalised deferred development and production stripping (FY21: US$0.8b; FY22e: US$0.8b).
Improvement	3.2	Includes Petroleum infill drilling.
Latent capacity	0.1	Includes WAIO to 290 Mtpa and West Barracouta.
Growth Projects	1.7	Includes Jansen, Mad Dog Phase 2, Shenzi North, Atlantis Phase 3, Spence Growth Option and Ruby.
Exploration	0.8	Includes ~US$540 million Petroleum, and ~US$100 million Copper exploration programs planned for FY22.

Petroleum	FY22e	Medium term	
Petroleum production (MMboe)	99 – 106	~109	FY22 volumes reflect a full year of the additional 28% working capital interest acquired in Shenzi, increased production at Shenzi from infill wells and increased volumes from Ruby. Medium term production guidance increased from ~106 Mmboe to reflect approval of the Shenzi North development, and the potential sanction of the Scarborough gas development later in the 2021 calendar year.
Capital expenditure (US$bn)	1.8		See table below
Exploration expenditure (US$m)	~540		Focused on Trinidad & Tobago (including two Calypso appraisal wells) and the US Gulf of Mexico.
Unit cost (US$/boe)	11 – 12	<13	Costs to increase in medium term as a result of natural field decline. Excludes inventory movements, embedded derivatives movements, freight, third party product purchases and exploration expense. Based on exchange rate of AUD/USD 0.78.

	Sanctioned	Capex (BHP share)	First production	Production (100% basis at peak)
Mad Dog Phase 2	February 2017	US$2.2 bn	CY22	140,000 boe/d

Financial results
17 August 2021
48
BHP

Footnotes and Outlook Jansen S1 Petroleum Unification Social Value Financial BHP guidance (continued) Copper FY22e Medium term Copper production (kt) 1,590 – 1,760 Escondida: 1,000 - 1080 kt; Pampa Norte 330-370 kt; Olympic Dam: 140 - 170 kt; Antamina: 120-140 kt (zinc 115 – 130 kt). Capital and exploration expenditure (US$bn) 2.9 Includes ~US$87 million exploration expenditure. Escondida Copper production (kt, 100% basis) 1,000 – 1,080 ~1,200 ~1,200 kt represents average copper production per annum over medium term. Unit cash costs (US$/lb) 1.20 – 1.40 <1.10 Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 727. Iron Ore FY22e Medium term Iron ore production (Mt) 249 – 259 Western Australia Iron Ore: 246 – 255 Mt; Samarco 3 -4 Mt. Capital and exploration expenditure (US$bn) 2.1 Western Australia Iron Ore Iron ore production (Mt, 100% basis) 278-288 290 WAIO’s current licenced export capacity is 290 Mtpa. Unit cash costs (US$/t) 17.5 – 18.5 <16 Excludes freight and government royalties; based on an exchange rate of AUD/USD 0.78. Sustaining capital expenditure (US$/t) ~4.5 Medium term average; +/- 50% in any given year. Includes South Flank; Excludes costs associated with automation programs. Financial results 17 August 2021 49

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

BHP guidance (continued)

Coal	FY22e	Medium term	
Metallurgical coal production (Mt)	39 - 44		
Energy coal production (Mt)	13 - 15		
Capital and exploration expenditure (US$bn)	0.6		
Queensland Coal			
Production (Mt, 100% basis)	70 – 78		
Unit cash costs (US$/t)	80 - 90		Excludes freight and royalties; based on an exchange rate of AUD/USD 0.78.
Sustaining capital expenditure (US$/t)		~10	Medium term average; +/- 50% in any given year. Excludes costs associated with automation programs.

Other	FY22e	
Other capex (US$bn)	1.1	Includes Nickel West and Jansen.
Including: Jansen S1 (US$m)	~420	Includes ~US$100m related to the current US$2.97bn scope of work at Jansen.

Note: Queensland Coal production guidance for the 2021 financial year remains on track, subject to any potential impacts on volumes from restrictions on coal imports into China and further significant wet weather during the remainder of the 2021 financial year.

Financial results
17 August 2021
50
BHP

Footnotes and Outlook | Jansen S1 | Petroleum | Unification | Social Value | Financial

Key Underlying EBITDA sensitivities

Approximate impact[1] on FY22 Underlying EBITDA of changes of:	US$ million
US$1/t on iron ore price[2]	234
US$1/bbl on oil price[3]	41
US$1/t on metallurgical coal price	36
US¢1/lb on copper price[2]	36
US$1/t on energy coal price[2]	14
US¢1/lb on nickel price	1.5
AUD (US¢1/A$) operations[4]	146
CLP (US¢0.10/CLP) operations[4]	36

1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP's existing portfolio.
2. EBITDA sensitivities: excludes impact of equity accounted investments.
3. EBITDA sensitivities: excludes impact of change in input costs across the Group.
4. EBITDA sensitivities: based on average exchange rate for the period

Financial results
17 August 2021
51
BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 17, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary